Filed Pursuant to Rule 433

No. 333-163952

July 30, 2012

Brookfield Infrastructure Partners L.P.

BROOKFIELD INFRASTRUCTURE ANNOUNCES PARTICIPATION IN SEVERAL

STRATEGIC INITIATIVES AND US$445 MILLION EQUITY OFFERING

July 30, 2012 – Brookfield Infrastructure (NYSE: BIP, TSX: BIP.UN) today announced a number of strategic initiatives, comprised of:

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an agreement, together with its institutional partners, to acquire the remaining 45% of the Autopista Vespucio Norte (“AVN”) toll road, a key artery in the ring road network surrounding Santiago, Chile;

•	an agreement to acquire an 85% interest in Inexus Group (“Inexus”), a regulated distribution utility in the UK;

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the issuance of 9,680,000 million L.P. units in the U.S. and Canada and the concurrent private placement of 3,860,000 redeemable partnership units to Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX/Euronext: BAM) for aggregate gross proceeds of approximately $445,071,200; and

•	plans to explore strategic alternatives to divest some of its timber and certain non-core assets.

“With these transactions, we will significantly increase the scale of our transportation and utilities platforms. We will consolidate our ownership in one of the leading toll roads in Chile, and we will more than double the size of our regulated distribution business in the UK,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Group. “Consistent with our stated targets, we expect to earn long-term returns of 12-15% on these new investments. As part of our funding plan, we will explore strategic alternatives to monetize some of our assets at favourable valuations.”

In connection with these announcements, Brookfield Infrastructure is also providing summary preliminary results for the quarter ended June 30, 2012.

Overview of Investment Initiatives

Consolidating Ownership in Chilean Toll Road

Brookfield Infrastructure and its institutional partners have executed definitive documents to acquire the remaining 45% of the AVN toll road that they do not currently own for approximately $590 million, comprised of $290 million in cash and the assumption of $300 million of debt. Brookfield Infrastructure will participate by investing approximately $165 million, which will result in an aggregate ownership interest in AVN of 51% upon completion. This Chilean toll road is a key artery in the ring road network surrounding Santiago, and it benefits from an attractive revenue framework whereby tolls escalate annually at inflation plus 3.5%. Furthermore, tolls may also increase from congestion pricing once traffic exceeds threshold levels. AVN’s traffic has increased at a compounded annual growth rate of 8% for the past three years and 12% for the six months year-to-date over the prior year period. The transaction, which is subject to customary closing conditions, is expected to close in October of 2012.

Following the close of this transaction, Brookfield Infrastructure and its institutional partners will own 100% of one of the leading toll roads in Chile. In addition to expected benefits from projected traffic growth and tariff increases, Brookfield Infrastructure will be well-positioned to invest additional capital to upgrade and expand this road in order to mitigate bottlenecks and improve its connectivity. Brookfield Infrastructure expects that it will be able to earn attractive returns on these additional capital expenditures.

Expansion of Utilities Platform

Brookfield Infrastructure has executed definitive agreements to acquire 85% of Inexus, one of the largest owners and operators of gas and electricity connections in the UK, from Challenger Infrastructure Fund (“Challenger”) for £10 million (approximately $15 million), plus a contingent payment of £26 million (approximately $40 million) if certain milestones are reached. The initial payment is conditioned upon, among other things, approval of the transaction by Challenger’s unitholders on August 15, 2012 and waiver of pre-emptive rights by the minority owners of Inexus. The contingent payment is subject to the successful negotiation and completion of a proposed recapitalization of Inexus and the clearance of the transaction by UK competition authorities.

Brookfield Infrastructure’s current UK regulated distribution business generates stable cash flows that are underpinned by regulated tariffs, which adjust annually by an inflation factor. Pursuant to the recapitalization, if completed, Brookfield Infrastructure intends to merge Inexus into its existing UK regulated distribution business and invest approximately $450 million, including the contingent payment, to reduce leverage of this entity to investment grade levels. Following the close of the transaction, Brookfield Infrastructure would more than double its installed base of gas and electricity connections to over 1 million connections. Furthermore, this transaction, if completed, would extend Brookfield Infrastructure’s capability into high margin fibre and district heating projects. Assuming all the conditions precedent are satisfied, the acquisition and the recapitalization are expected to close in the fourth quarter of 2012.

If the AVN and Inexus transactions are both completed, Brookfield Infrastructure anticipates that it will invest a total of up to approximately $630 million in these two investments.

Potential Acquisitions

Brookfield Infrastructure is currently considering a number of acquisitions in its key sectors – utilities and transport and energy – that are consistent with its strategy. Recently, Brookfield Infrastructure and its institutional partners entered into discussions with Abertis Infraestructuras, S.A. (“Abertis”), one of the leading owners and operators of toll roads in the world, to create a joint venture to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure and its institutional partners would own 49% of the joint venture and Abertis would own the remaining 51%. If the parties are able to execute definitive agreements to acquire the 60% interest in OHL Brasil, the joint venture would, if required, undertake to launch a tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, resulting in a final ownership interest of between 60% and 100% depending upon the outcome of the tender offer. If successful with the potential transaction, Brookfield Infrastructure expects to initially invest approximately $250 million, with the possibility of follow-on investment pursuant to the tender offer.

OHL Brasil is one of the largest owners and operators of toll road concessions in Brazil, with over 3,200 km of roads in states that account for approximately 65% of Brazil’s GDP and that are home to nearly two-thirds of the country’s approximately 70 million vehicles. OHL Brasil’s toll road concessions are expected to benefit from projected increases in traffic and rates that are indexed to inflation. With a combination of established assets and toll roads in an expansionary phase, Brookfield Infrastructure expects the OHL Brasil portfolio to generate stable cashflow with growth. However, there can be no assurance of when or if a definitive agreement will be executed in respect of this opportunity.

Funding Plan

In order to finance these investments, Brookfield Infrastructure has agreed to issue units for $445,071,200 in gross proceeds and will explore strategic alternatives to sell some of its assets. If any of these investments are not completed, the net proceeds will be used for other organic and strategic growth initiatives or for general corporate purposes. Brookfield Infrastructure intends to draw on its corporate credit facilities for any additional funds that may be required.

Asset Divestitures

Brookfield Infrastructure is exploring strategic alternatives to divest some of its timber and certain non-core assets. In the current low interest rate environment and given strong interest in infrastructure assets from institutional and strategic buyers, Brookfield Infrastructure believes that there could be opportunities to monetize these assets and reinvest capital in assets that offer superior returns. No assurances can be given that Brookfield Infrastructure will be able to sell these assets at an acceptable price or within the time periods contemplated.

Equity Offering

Today, Brookfield Infrastructure announced that it has agreed to issue 9,680,000 L.P. units, on a bought deal basis, to a syndicate of underwriters at a price of $33.25 per L.P. unit (the “Offering Price”) for gross proceeds of $321,860,000 (the “Offering”). In addition, Brookfield will purchase, directly or indirectly, 3,860,000 redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the Offering Price (net of underwriting commissions) concurrent with the proposed public offering in order to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis. The gross proceeds of the Offering and the placement of RPUs to Brookfield will be $445,071,200. The Offering and issuance of RPUs to Brookfield are expected to close on or about August 3, 2012.

Brookfield Infrastructure has also granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,452,000 L.P. units at the Offering Price. Brookfield will also have the option to subscribe for additional RPUs in order to maintain its approximate 30% interest on a fully exchanged basis. If both of these options are exercised, the gross offering size would increase to $493,350,200.

Earnings Update

In connection with these announcements, Brookfield Infrastructure is providing summary preliminary quarterly results. For the quarter ended June 30, 2012, net income and FFO1 compared to the quarter ended June 30, 2011 are as indicated in the following table.

US$ millions (except per unit amounts)	Three months ended June 30
	2012	2011
FFO	$111	$102
– per unit	$0.60	$0.65
Net income	$(26)	$26
– per unit	$(0.14)	$0.17

The following table reconciles FFO with net income:

US$ millions	Three months ended June 30
	2012	2011
Net Income	$(26)	$26
Add back or deduct the following:
Depreciation and amortization	70	53
Fair value adjustments	3	6
Deferred taxes and other items	64	17

FFO	$111	$102

On August 8, 2012 Brookfield Infrastructure expects to release its results for the quarter ended June 30, 2012. Brookfield Infrastructure’s FFO, its key measure of operating performance, totaled $111 million ($0.60 per unit) compared to FFO of $102 million ($0.65 per unit) in the second quarter of 2011. Results reflect a significant increase in FFO from Brookfield Infrastructure’s transport and energy segment and a strong performance from its utilities segment, which was partially offset by a decreased contribution from its timber business. Brookfield Infrastructure also expects to record a net loss of $26 million (loss of $0.14 per unit) for the quarter ended June 30, 2012, compared to net income of $26 million ($0.17 per unit) in the second quarter of 2011 as a result of certain non-cash charges that totaled approximately $40 million during the current period, primarily attributable to the recent refinancing completed at its North American gas transmission business and an impairment charge relating to a restructuring at one of Brookfield Infrastructure’s European ports, which offset the increase in FFO. These non-cash charges are non-recurring in nature and do not materially impact Brookfield Infrastructure’s operations.

The estimates above are unaudited and represent the most current information available to management. Since management has not completed its closing procedures for the quarter ended June 30, 2012, these estimates are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by Brookfield Infrastructure’s audit committee. Brookfield Infrastructure’s actual financial results could be different from the results shown above and those differences could be material. Accordingly, readers should not place undue reliance on these estimates. See “Forward-Looking Statements” below. The preliminary financial data included in this news release has been prepared by, and is the responsibility of, Brookfield Infrastructure’s management and has not been reviewed or audited or subject to any other procedures by Brookfield Infrastructure’s independent registered public accounting firm. Accordingly, Brookfield Infrastructure’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.

Offer Documents

Brookfield Infrastructure has filed a registration statement (including a prospectus) with the SEC in respect of the Offering. Before you invest, you should read the prospectus in that registration statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering. Brookfield Infrastructure has also filed the prospectus relating to the Offering with certain provincial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, a copy of the U.S. preliminary prospectus supplement may be obtained through this hyperlink:

http://www.brookfieldinfrastructure.com/_Global/22/img/content/file/US_Prospectus_Supplement_2012.pdf. Alternatively, Brookfield Infrastructure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in the U.S. from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York, toll-free: 877-822-4089, Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, toll-free: 800-221-1037, email: newyork.prospectus@credit-suisse.com, Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, toll-free: 800-831-9146, email: batprospectusdept@citi.com or HSBC Securities (USA) Inc., Attention: Prospectus Department, 425 Fifth Avenue, New York, New York 10018, toll-free: 866-811-8049, email: ny.equity.syndicate@us.hsbc.com, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066).

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:		Media:
Tracey Wise Vice President, Investor Relations		Andrew Willis Senior Vice President, Communications and Media
Tel:	416-956-5154	Tel:	416-369-8236
Email:	tracey.wise@brookfield.com	Email:	andrew.willis@brookfield.com

Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target”, “anticipate”, “plan”, “intend” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the expansion of Brookfield Infrastructure’s business and funds from operations, through growth opportunities within its operations and acquisitions of new businesses and the level of distribution growth over the next several years, projected increases in traffic and toll road tariffs, projected returns on invested capital, merger and investment plans in connection with Brookfield Infrastructure’s UK regulated distribution business, the outcome of negotiations on potential acquisitions as well as its ability to access corporate debt at a low cost. Although Brookfield Infrastructure believes that these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in Australia, Chile, Canada, the United States and other jurisdictions in which it operates and elsewhere which may impact the markets for its products; the ability to effectively negotiate and complete new acquisitions in the competitive infrastructure space (including the acquisitions described in this news release) and to integrate acquisitions into existing operations; the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects within certain of its businesses; Brookfield Infrastructure’s ability to divest certain of its assets; foreign currency risk, including, without limitation, foreign exchange risk as a result of Brookfield Infrastructure’s participation in transactions (including the acquisitions described in this news release) in currencies other than the U.S. dollar; the high level of government regulation, both economic and non-economic, affecting the business of Brookfield Infrastructure (including in respect of the acquisitions described in this news release) and the resulting risk that changes in legislation, regulations, government policy or the interpretation of any of these by a regulator (including any change in the regulated Chilean toll road and UK distribution tariffs) can have a significant impact on the performance of our business; the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown; the availability of equity and debt financing for Brookfield Infrastructure (including the Offering described in this news release); traffic volumes on the Chilean toll road discussed in this news release; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

[1]	Funds from operations (FFO) is equal to net income, plus depreciation and amortization, deferred taxes and certain other items.

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